Acquisition of 100% of the Share Capital

                          of COMPUTRON SOFTWARE S.A.

                                      by

                                    ADONIX


                              December 23, 1999



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                                TABLE OF CONTENTS

                                                                          Page

1.    Definitions............................................................2
      1.1.  "Business Day"...................................................2
      1.2.  "Closing"........................................................2
      1.3.  "Closing Date"...................................................2
      1.4.  "Closing Date Shares"............................................3
      1.5.  "Comfort Letter".................................................3
      1.6.  "Existing Computron Customers"...................................3
      1.7.  "Existing Shares"................................................3
      1.8.  "Letter Agreement"...............................................3
      1.9.  "Purchase Price".................................................3
      1.10. "1998 Accounts"..................................................3
      1.11. "1999 Interim Accounts"..........................................3

2.    Sale and Purchase of the Closing Date Shares...........................3

3.    Purchase Price.........................................................4

4.    Closing................................................................4

5.    Representations and Warranties of the Seller...........................5
      5.1.  Ownership of the Existing Shares and the Closing Date Shares.....6
            5.1.1.Shares.....................................................6
            5.1.2.No Other Securities........................................6
      5.2.  Capacity of the Seller...........................................6
      5.3.  Affiliate Transactions between the Company and the Seller........7
      5.4.  Legal Structure of the Company; Company Records..................7
      5.5.  Ownership of Assets..............................................8
      5.6.  1998 Accounts and 1999 Interim Accounts..........................8
      5.7.  Conduct of the Business Since September 30, 1999.................9
      5.8.  Contracts and Commitments........................................9
      5.9.  [Intentionally omitted].........................................10
      5.10. Customers and Suppliers.........................................10
      5.11. Licenses........................................................11
      5.12. Bank Accounts...................................................11
      5.13. Insolvency......................................................11
      5.14. Litigation......................................................11
      5.15. Real Property...................................................12
      5.16. Intellectual Property...........................................12
      5.17. Year 2000 Compliance............................................13
      5.18. Legal Compliance................................................13
      5.19. Insurance.......................................................13

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      5.20. Employment......................................................14
      5.21. Tax and Social Charges..........................................14
      5.22. Distributions...................................................15
      5.23. Brokers.........................................................15

6.    Representations and Warranties of the Purchaser.......................15
      6.1.  Due Incorporation...............................................16
      6.2.  Capacity of the Purchaser.......................................16
      6.3.  Due Diligence Investigation.....................................16
      6.4.  Brokers.........................................................17

7.    Conduct of Business Pending Closing...................................17

8.    Conditions to Closing.................................................17
      8.1.  Release of Pledge on the Existing Shares........................17
      8.2.  Capital Increase................................................18

9.    Purchaser's Post-Closing Covenants....................................18

10.   Seller's Post-Closing Covenant........................................20

11.   Seller's and Purchaser's Post-Closing Covenants.......................20
      11.1. Maintenance for Existing Customers of Computron Products........20

12.   Indemnification Obligations of the Seller.............................21
      12.1. Undertaking of the Seller to Indemnify the Purchaser ...........21
      12.2. Limitations to the Seller's Indemnity Obligation................22
      12.3. Procedure for Indemnity Claims by the Purchaser.................23

13.   Miscellaneous.........................................................26
      13.1. No assignment...................................................26
      13.2. Notices.........................................................26
      13.3. Confidentiality.................................................27
      13.4. Entire Agreement; Binding Effect; Modification..................28
      13.5. Severability....................................................28
      13.6. Governing Law and Jurisdiction..................................28
      13.7. Costs...........................................................28

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                            SHARE PURCHASE AGREEMENT

      This AGREEMENT is made this 23 day of December, 1999 between:

      A. COMPUTRON SOFTWARE, INC., a corporation incorporated under the laws of the State of Delaware, United States, with its principal place of business at 301 Route 17 North, Rutherford, New Jersey 07070, United States, represented by Michael R. Jorgensen, Executive Vice President and Chief Financial Officer (hereinafter, the "Seller"); and

      B. ADONIX, a French societe anonyme, with its principal place of business at 4, avenue Laurent Cily, 92606 Asnihres, France, registered with the Registry of Commerce and Companies of Nanterre under Number RCS 312 700 460, represented by Emile Hamou, President Directeur General (hereinafter, the "Purchaser").

                                   WITNESSETH:

WHEREAS:

      A. COMPUTRON SOFTWARE S.A. (hereinafter, the "Company") is a French societe anonyme, with share capital of FF 250,000 divided into 2,500 ordinary shares (actions ordinaires) with a nominal value of FF 100 per share, having its registered office at 11, avenue Dubonnet, Immeuble Le Doublon, Batiment B, 92400 Courbevoie, France and registered with the Registry of Commerce and Companies of Nanterre under Number B662 045 590.

      B. The Seller is the registered owner of 2,500 ordinary shares of the Company (the "Existing Shares").

      C. The Seller has executed a letter on March 25, 1999 addressed to the Board of Directors of the Company, in which it is stated that the Company will continue to receive the necessary financial support from the Seller in order for the Company to continue trading as a going

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concern through June 30, 2000 and to meet all of its payment obligations to third parties (the "Comfort Letter").

      D. Simultaneously with the execution and delivery of this Agreement, and as an essential condition to the Seller's entering into this Agreement, the Purchaser is delivering a letter to the Seller pursuant to which the Purchaser agrees to assume all of the obligations that the Seller may have under the Comfort Letter (the "Letter Agreement").

      E. It is envisioned that the Seller will subscribe to a capital increase for a total amount of FF 19,500,000 prior to the Closing, which will increase the number of shares outstanding to 197,500 (the "Closing Date Shares").

      F. The Seller wishes to sell, and the Purchaser wishes to purchase, the Closing Date Shares on the terms and conditions set forth below.

      NOW, THEREFORE, in consideration of the representations and mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.    Definitions

      1.1. "Business Day" shall mean any day on which banks are open for business in both New York City and Paris.

      1.2. "Closing" shall mean the completion of the transactions contemplated by this Agreement.

      1.3. "Closing Date" shall mean the date on which all of the conditions set forth in Section 8 are satisfied or waived or on such other date as the Purchaser and the Seller shall agree.

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      1.4. "Closing Date Shares" shall mean the shares of the Company defined in the fifth preamble hereof.

      1.5. "Comfort Letter" shall mean the letter from the Seller to the Board of Directors of the Company dated March 25, 1999, as more particularly described in the third preamble hereof.

      1.6.  "Existing  Computron  Customers" shall mean the customers defined in
Section 11.1.3 hereof.

      1.7. "Existing Shares" shall mean the shares of the Company defined in the second preamble hereof.

      1.8. "Letter Agreement" shall mean the letter from the Purchaser to the Seller dated the date hereof, as more particularly described in the fourth preamble hereof.

      1.9. "Purchase Price" shall mean the amount payable in accordance with the provisions of Section 3 hereof.

      1.10. "1998 Accounts" shall mean the audited financial statements of the Company for the fiscal year ended December 31, 1998.

      1.11. "1999 Interim Accounts" shall mean the unaudited interim financial statements of the Company for the period ended September 30, 1999.

2.    Sale and Purchase of the Closing Date Shares

      2.1. At Closing, the Seller shall sell and transfer, and the Purchaser shall purchase and acquire, the Closing Date Shares.

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      2.2. The Closing Date Shares shall be transferred to the Purchaser with the right to receive any dividend or other distribution from the Company declared or made subsequent to the date hereof, without regard to whether such dividend or distribution relates to profits of the Company earned prior to the date hereof ("coupon attache"), and the Seller hereby expressly waives the right to any such dividend or distribution.

3.    Purchase Price

      The Purchaser shall purchase the Closing Date Shares for the sum of 1 French Franc, payable at Closing.

4.    Closing

      On the Closing Date:

      4.1. The Seller shall deliver or cause to be delivered the following documents to the Purchaser:

            4.1.1. duly executed transfer forms ("Ordres de mouvement") transferring title to the Closing Date Shares to the Purchaser or to the Purchaser's designee(s);

            4.1.2. a letter from Mr. Richard Buckley resigning from his position as President of the Company effective as of the Closing Date;

            4.1.3. a letter of resignation from each member of the Board of Directors of the Company, containing a release of the Company of all claims of any nature whatsoever that such director may have against the Company, effective as of the Closing Date, in the form of the letter of resignation attached hereto as Exhibit 4.1.3;

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            4.1.4. a copy of the resolutions of the Board of Directors of the
Company calling a shareholders' meeting on the Closing Date, to appoint the new members of the Board of Directors and to authorize an increase in capital, together with copies of the notices of such meeting sent to the Company's shareholders of record as of the date of such notices; and

            4.1.5. an extract from the minutes of the meeting of the workers council of the Company evidencing that such council was duly consulted with respect to the transactions contemplated hereby.

      4.2. As required by the Letter Agreement, the Purchaser shall deliver a certified copy of a letter dated as of the Closing Date, signed by the Purchaser and countersigned by the Board of Directors of the Company, substantially in the form of Exhibit 4.2 hereto, advising the Board of Directors of the Company that the Purchaser has agreed to assume any obligation that the Seller might have under the Comfort Letter, and releasing the Seller of any such obligation.

      4.3. Any and all debt owed to the Seller by the Company, and any shareholder advance remaining outstanding in the shareholder's current account in the Company's books after the Seller's subscription to a capital increase as described in the fifth preamble hereof, will be forgiven by the Seller.

      4.4. Any and all debt owed to each of Computron Software Europe Ltd. (U.K.) and Computron Software (South Africa) or any other Subsidiary of the Seller by the Company will be forgiven.

5.    Representations and Warranties of the Seller

      The Seller represents and warrants to the Purchaser that, as of each of the date of this Agreement and the Closing Date, each of the representations and warranties made below is accurate and true in all material respects and is not subject to any restrictions or exceptions, except for the restrictions and exceptions made in the Schedules attached hereto, whether or not such restrictions

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or exceptions made in the Schedules are referred to in the text of the representations and warranties. Matters reflected in any Schedule shall be deemed to be disclosed for purposes of any other Schedules to this Agreement, irrespective of whether such matters are expressly cross-referenced.

      5.1.  Ownership of the Existing Shares and the Closing Date Shares

            5.1.1. Shares. The share capital of the Company consists of 2,500 ordinary shares. On the Closing Date, the Closing Date Shares will be freely negotiable and transferable; they are fully paid up, and on the Closing Date, they will be free and clear of any right of preemption, option, claim, pledge or any other encumbrance of any nature whatsoever. Following the transfer of title to the Closing Date Shares to the Purchaser on the Closing Date, the Purchaser will have sole and complete ownership thereof, free and clear of all encumbrances.

            5.1.2. No Other Securities. Other than the Existing Shares and, as of the Closing Date, the Closing Date Shares, the Company is not authorized to issue, and has not issued, any other securities ("valeurs mobilieres" ). No agreement or commitment exists which calls for the allotment or issue of, or accords to any person the right to call for the allotment or issue of, any shares or other securities of the Company.

      5.2.  Capacity of the Seller

            5.2.1. The Seller has the necessary corporate power and authority to enter into and perform this Agreement and all other agreements referred to herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Seller.

            5.2.2. This Agreement and all other agreements referred to herein will constitute, when executed, the binding and enforceable agreement of the Seller.

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            5.2.3. The execution and the performance by the Seller of its obligations under this Agreement and all other agreements referred to herein will not constitute a breach of any provision of the Seller's Certificate of Incorporation or Bylaws, the Company's Articles of Association ("Statuts"), or any law, regulation, contract, commitment, order, judgment or decree of any court or governmental agency applicable to the Seller or to the Company.

      5.3.  Affiliate Transactions between the Company and the Seller

            Except for the contracts and arrangements set forth on Schedule 5.3 which will be terminated on the Closing Date, there is no contract or understanding of any nature, between the Seller and the Company.

      5.4.  Legal Structure of the Company; Company Records

            5.4.1. The Company is duly incorporated and validly existing as a societe anonyme (that is, a limited liability company) under the laws of France.

            5.4.2. The Company does not act or carry on business in partnership with any other person and is not a member of any corporate or unincorporated body or association or any entity whatsoever, the members of which incur joint liability.

            5.4.3. The Company does not have any direct or indirect participation in a subsidiary, branch, agency or establishment.

            5.4.4. The copies of the constitutional documents of the Company which have been supplied to the Purchaser are true and accurate in all material respects.

            5.4.5. The books of the Company (including its shareholders registry and minute books of meetings of the board of directors and of the shareholders) have been properly kept, and are up-to-date.

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            5.4.6. All documents which were required to be filed by the Company with the Registry of Commerce and Companies have been so filed.

      5.5.  Ownership of Assets

            Each material asset necessary for the conduct of the business of the Company is wholly-owned ("en pleine propriete") by the Company and is free from any material lien, pledge or encumbrance.

      5.6.  1998 Accounts and 1999 Interim Accounts

            5.6.1. The 1998 Accounts and the 1999 Interim Accounts are attached hereto as Schedule 5.6. The 1998 Accounts and the 1999 Interim Accounts were prepared in accordance with accounting principles generally accepted in France, consistently applied from one period to another. The 1998 Accounts and the 1999 Interim Accounts reflect accurately in all material respects the Company's financial condition and results of operations for the fiscal year ended December 31, 1998 and the interim period ended September 30, 1999, respectively (but in the case of the 1999 Interim Accounts, subject to customary year-end adjustments).

            5.6.2. The Purchaser hereby acknowledges that in no event shall the representations and warranties contained in this Section 5.6 constitute a warranty as to the contents of the 1998 Accounts or the 1999 Interim Accounts on a line-by-line basis.

            5.6.3. As of September 30, 1999, the Company had net assets of not less than negative FF 15,170,000, as determined in accordance with the accounting principles applied in the preparation of the 1998 Accounts and the 1999 Interim Accounts, subject to the impact of the disputes disclosed in
Schedule 5.6.3.

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      5.7.  Conduct of the Business Since September 30, 1999

            5.7.1. Since September 30, 1999, the business of the Company has been run in such manner as to maintain the business, employees and goodwill of the Company and as is consistent with sound business practices ("gestion en bon pere de famille").

      5.8.  Contracts and Commitments

            5.8.1. Except as set out in Schedule 5.8.1, the Company is not a party to any contract or commitment:

                   (A) that involves expenditures of more than FF 100,000 within a period of twelve months;

                   (B) that it cannot terminate other than upon 30 days' notice or that requires, in order for the Company to be able to terminate such contract or commitment, payment of a penalty or contractual indemnity of more than FF 100,000;

                   (C) that involves any loan, credit line or overdraft facility;

                   (D) that contains provisions permitting any other contracting party to terminate or modify the conditions of such contract in the event of a change in control in the ownership of the Company or in the event of a modification of the composition of the board of directors or management of the Company;

                   (E) that contains a post-termination non-competition provision;

                   (F) that involves the sale, lease, license, rental or disclosure of the Company's lists or records, including its customer list; or

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                   (G)  that is not made in the ordinary course of business.

            5.8.2. Neither the Company nor, to the knowledge of the Company, any other party, is in material breach or default of its obligations under any of the contracts or commitments set out in Schedule 5.8.1, and the Company has not received any claims of breach or default by the Company under any of those contracts or commitments. The Seller is not aware of any facts or circumstances suggesting that any such claims could be presented to the Company. All the contracts and commitments set out in Schedule 5.8.1 are valid and in full force and effect, and consummation of the transactions contemplated by this Agreement will not constitute a default under, or require consent or the giving of notice pursuant to the terms of, any contract or commitment set forth in Schedule 5.8.1.

      5.9.  [Intentionally omitted]

      5.10. Customers and Suppliers

            5.10.1. During the twelve months preceding the date hereof, there has been no substantial change (apart from normal price fluctuations) in the bases or terms of the Company's contracts with its customers or suppliers, and the Seller is not aware of any facts or circumstances suggesting that a change of this kind is expected. To the knowledge of the Seller, there are no disputes with any customers which could reasonably be expected to have a material adverse effect on the business of the Company.

            5.10.2. Set out in Schedule 5.10.2 hereto is a list of the Company's principal suppliers. The Company has no obligation to purchase any minimum quantities from, or to conduct any minimum amount of business with, any supplier.

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      5.11. Licenses

            All material permits, licenses, consents and authorizations which are required for or in connection with the operation of the Company's business, have been obtained and are in full force and effect.

      5.12. Bank Accounts

            Set forth on Schedule 5.12 are details of all bank accounts of the Company including, in each case, the name and address of the bank with whom the account is kept, the number and nature of the account and the names of all persons authorized to draw thereon.

      5.13. Insolvency

            5.13.1. The Company has not been the subject of any proceeding relating to bankruptcy ("redressement judiciaire"), or liquidation ("liquidation judiciaire"); no administrator ("administrateur judiciaire"), receiver or liquidator has been appointed for the Company, and no petition has been presented and no meeting has been convened for the purpose of winding up the Company.

            5.13.2. The Company has not commenced negotiations with any of its creditors with a view to the general readjustment or rescheduling of its indebtedness or made a general assignment for the benefit of its creditors ("accord amiable" or "reglement amiable").

      5.14. Litigation

            The Company is not engaged in any material litigation, arbitration or administrative proceeding, whether as plaintiff, defendant or otherwise and, to the knowledge of the Seller, no fact or circumstance exists that is likely to give rise to any such litigation, arbitration or administrative proceeding.

                                       11

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      5.15. Real Property

            5.15.1. The Company does not own any real property.

            5.15.2. The commercial leases entered into by the Company are listed in Schedule 5.15.2. Such leases are valid and enforceable and subject to the terms of the French law regulating commercial leases. The Company has access to all leased premises and all necessary public services without violating any right of any third party or requiring the granting of any easement by any third party.

      5.16. Intellectual Property

            5.16.1. Schedule 5.16 contains a complete list of all Intellectual Property and Technology used by the Company to carry on the business of the Company as now conducted. Except as otherwise provided for in this Agreement, the transactions contemplated by this Agreement will not materially affect the interest of the Company in such Intellectual Property and Technology and the Company will continue to enjoy its interests in such Intellectual Property and Technology without the imposition of any burdensome condition or other obligation on the Company resulting from the sale of the Closing Date Shares by Seller. For purposes of this Section 5.16, "Intellectual Property" shall mean any patent, trademark, service mark, trade name, copyright, license or other industrial property right (including any application for any of the foregoing), other than Technology; and "Technology" shall mean any technical information, know-how and data, whether or not reduced to writing, relating to processes, computer programs, systems integration, formulations, products, machinery, equipment and operating procedures.

            5.16.2. Nothing has come to the attention of the Seller which causes it to believe that: (i) the use by the Company of any Intellectual Property or Technology set forth in Schedule 5.16 may infringe any rights owned or held by any third party; (ii) there is pending or threatened any claim or litigation against the Seller or the Company contesting their right to sell or use any such Intellectual Property or Technology; or (iii) any product, formula, formulation, license, patent,

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trademark, service mark, tradename, process, method, substance, part or other material presently being sold or used by any third party may infringe any rights of the Company to such Intellectual Property or Technology.

      5.17. Year 2000 Compliance

            To the knowledge of the Seller (i) the equipment and systems used by the Company, and the latest versions of the software programs marketed and sold by the Company, are Year 2000 compliant in all material aspects, in that they accurately process, calculate, compare, transmit and receive date/time data from, into and between the 20th and 21st centuries and the years 1999 and 2000, and leap year calculations; and (ii) the Company has taken reasonable steps to inform all of the customers of the Company of potential Year 2000 problems, and has formally notified the customers who have failed to upgrade their software programs of potential risks related to the Year 2000, as reflected in the letters sent by registered mail to such customers attached hereto as Schedule 5.17.

      5.18. Legal Compliance

            5.18.1. The Company has not received any notice or claim that it has breached any applicable laws, rules and regulations, including those relating to the protection of the environment, health safety and labour.

            5.18.2. The Company has not received notification that any investigation is being or has been conducted by any governmental body in respect of its affairs.

      5.19. Insurance

            5.19.1. The Company holds and maintains the insurance policies set forth on Schedule 5.19.1.

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      5.20. Employment

            5.20.1. A list of the names, job functions, seniority and salaries of every employee of the Company is set out in Schedule 5.20.1.

            5.20.2. The collective bargaining agreement ("convention collective") applicable to the Company is the National Collective Bargaining Agreement of the Metallurgical Industry.

            5.20.3. No contract of employment to which the Company is a party requires a notice period or a termination indemnity greater than required by the National Collective Bargaining Agreement of the Metallurgical Industry.

            5.20.4. No current employee of the Company has given notice terminating his or her contract of employment or is under notice of dismissal by the Company. The Company is current in the payment of all sums due to its current and former employees.

            5.20.5. Since September 30, 1999, no material change has been made in the compensation or other terms of engagement of any director or employee.

            5.20.6. There is no existing, pending or threatened dispute between the Company and any trade union or other similar organization.

      5.21. Tax and Social Charges

            5.21.1. The Company has no liability in respect of any taxation or social charges (whether actual or contingent) that is not appropriately reserved against in the 1999 Interim Accounts.

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            5.21.2. The Company has filed or caused to be filed in a timely manner all tax and social returns required to be filed, and has supplied or caused to be supplied all information required to be supplied, to any tax and/or social authority.

            5.21.3. The Company is not engaged in any pending tax litigation and has not received any notice of verification. The Company has not been the subject of any tax audit.

            5.21.4. The Company is duly registered for the purposes of value added tax and has made, given, obtained and kept complete and up-to-date records, invoices and other documents appropriate or required for those purposes, is not in arrears with respect to any payments or returns due and has not been required to give security in such respect.

      5.22. Distributions

            The Company has not approved or paid any dividends (whether in cash, in kind or otherwise) or made any repayment of share capital or issued any share capital since the capital increase effected on June 3, 1998 (which was followed by a capital reduction).

      5.23. Brokers

            Except for the Seller's investment banker, Regent Associates, whose fees shall be paid by the Seller, no broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or the Seller.

6.    Representations and Warranties of the Purchaser

      The Purchaser represents and warrants to the Seller that, as of each of the date of this Agreement and the Closing Date, each of the representations and warranties made below is accurate and true in all material respects and is not subject to any restrictions or exceptions.

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      6.1.  Due Incorporation

            The Purchaser is a corporation duly incorporated and validly existing as a societe anonyme under the laws of France.

      6.2.  Capacity of the Purchaser

            6.2.1. The Purchaser has the necessary corporate power and authority to enter into and perform this Agreement and all other agreements referred to herein. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser.

            6.2.2. This Agreement and all other agreements referred to herein will constitute, when executed, the binding and enforceable agreement of the Purchaser.

            6.2.3. The execution and the performance by the Purchaser of its obligations under this Agreement and all other agreements referred to herein will not constitute a breach of any provision of the Purchaser's Articles of Association or other constitutional documents, or of any law, regulation, contract, commitment, order, judgment or decree of any court or governmental agency applicable to the Purchaser.

      6.3.  Due Diligence Investigation

            6.3.1. The Purchaser confirms that it has received the documents and information set forth on Schedule 6.3, which it deems all the documents and information necessary or useful in order to formulate its offer for the acquisition of the Closing Date Shares. The Purchaser has no knowledge at this time of any facts which may give rise to a claim by it for breach of the representations and warranties given by the Seller in Section 5 hereof.

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            6.3.2. The Purchaser has knowledge and experience in the sector of business in which the Company pursues its activity.

      6.4.  Brokers

            No broker, finder or financial advisor is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

7.    Conduct of Business Pending Closing

      7.1. From the date hereof and through the Closing Date, the Seller agrees to cause the Company to conduct its business in such a manner as to maintain the business, employees and goodwill of the Company and as is consistent with sound business practices ("gestion en bon pere de famille").

8.    Conditions to Closing

      The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Closing of the following conditions:

      8.1.  Release of Pledge on the Existing Shares

            The pledge on the Existing Shares set forth on Schedule 5.1 shall have been released, and the Purchaser shall have been provided evidence reasonably satisfactory to it of such release.

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      8.2.  Capital Increase

            The Seller shall have subscribed to a capital increase of the Company for a total amount of FF 19,500,000 which subscription will be paid by offset with outstanding shareholder advances made by the Seller to the Company.

9.    Purchaser's Post-Closing Covenants

      9.1. The Purchaser shall pay all transfer taxes or similar levies and any applicable registration duties and taxes ("droits d'enregistrement") arising out of the transactions contemplated by this Agreement and shall provide to the Seller a copy of this Agreement duly stamped and evidencing such payment, within ten (10) days of the Closing.

      9.2. (A) Within a period of ninety (90) days from the Closing Date, the Purchaser shall cause the Company to change its corporate name so that it will not contain the name "Computron" (or any name that is confusingly similar therewith), and the Purchaser shall provide the Seller within such period with an updated Registry of Commerce and Companies extract evidencing that such change of name has been effected.

           (B) The Purchaser shall also cause the Company to take steps to cease promptly the use of the Computron name and logo (or any name or logo which is confusingly similar therewith) in connection with the activities of the Company. The Company shall in this connection promptly, and in no event later than ninety (90) days after Closing Date, proceed with the replacement of any stationery, professional cards, manuals, invoices and other materials bearing the Computron name and logo.

      9.3. The Purchaser shall cause the Company and its officers, directors and employees to maintain confidential all of the trade secrets and business plans of the Seller. In addition, the Purchaser shall cause the Company and its officers, directors and employees to return all materials relating to the Computron products (including software codes and technical materials) to the Seller

                                       18

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immediately after the Closing, except for those materials relating to the
Computron products to the extent necessary to service Existing Computron Customers, which the Company and its officers, directors and employees shall also maintain confidential.

      9.4. For a period of sixty (60) days from the Closing Date, upon reasonable request by the Seller, the Purchaser shall provide the Seller and its authorized officers, employees, attorneys, accountants and other representatives copies of any agreements, records, books and other documents of the Company. If, after the Closing, the Purchaser determines to destroy any agreements, books, records or documents referred to above, it shall give the Seller at least fifteen (15) days' prior notice thereof, and, upon request by the Seller, the Purchaser shall send to the Sellers copies of any such agreements, books, records or documents. The Purchaser shall not unreasonably deny any request made by the Seller pursuant to this Section 9.4.

      9.5. The Purchaser shall cause the Annual Meeting of Shareholders of the Company called to approve the financial statements of the Company for the fiscal year ended December 31, 1999 to give discharge ("Quitus") to the members of the Board of Directors in office prior to the Closing Date.

      9.6. The Purchaser shall indemnify the Seller, as well as any person or entity who was a "legal manager" ("dirigeant de droit") or director of the Company while the Company was a subsidiary of the Seller, for any and all direct or indirect losses incurred by the Seller or such person or entity resulting from any claim by the French administration, represented by any court, tribunal, administrative agency or commission or other governmental or regulatory entity, but in no event resulting from a claim by a private third party, arising from any bankruptcy, liquidation, reorganization, insolvency or similar proceedings relating to the Company (an "Event"), if any such Event occurs or commences on or before twelve (12) months after the Closing Date. The Purchaser's aggregate liability for indemnity under this Section 9.6 shall not exceed $2,000,000.

      9.7. In addition to the indemnity provided in Section 9.6, the Purchaser shall indemnify the Seller for any and all direct or indirect losses incurred by the Seller resulting from any breach of

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any other covenant, and from any breach of warranty or misrepresentation by the
Purchaser under this Agreement.

10.   Seller's Post-Closing Covenant

      10.1. As an essential condition to the Purchaser's entering into this Agreement, the Seller covenants and agrees that it shall pay the sum of $500,000 to the Company by wire transfer on or prior to October 31, 2000, which payment has been approved by the Board of Directors of the Seller.

11.   Seller's and Purchaser's Post-Closing Covenants

      11.1. Maintenance for Existing Customers of Computron Products

            11.1.1. For so long as the Company has Existing Computron Customers (as defined below), the Seller shall provide the Company, free of charge, with any new releases of the Computron products used by such customers which shall be used by the Company solely to support those Existing Computron Customers. With respect to any new releases concerning the COOL(TM) products, the Company shall have the option of "localizing" those new releases at the Company's expense, but the Seller shall be the exclusive owner of the localized COOL(TM) products. The Company hereby expressly assigns any rights, including copyrights, in the localized products to the Seller. The Company shall promptly provide the Seller with copies of any COOL(TM) products localized under this Agreement.

            11.1.2. The Company shall, at the Company's expense, maintain first level support for all COOL(TM) products for Existing Computron Customers under existing maintenance agreements, and the Seller shall provide, at the Seller's expense, the corresponding second and third levels of support. The Company may provide consulting and implementation services related to Computron products only to Existing Computron Customers under existing maintenance agreements, unless otherwise agreed by the Seller in writing. If so requested by an Existing Computron Customer,

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but subject to the prior consent of the Purchaser, the Seller will provide first level support to such customer, without any liability of the Seller to the Company.

            11.1.3. For purposes of this Section 11, Existing Computron Customers shall mean any customer or potential customer identified on Schedule
11.1.3 hereto who has executed a license agreement with the Company with respect to Computron products on or prior to March 31, 2000, and who has a maintenance policy with the Company which is in force, all as certified by the President of the Company to the Seller no later than April 15, 2000, in a document setting forth the name, address, contact name and telephone number of each customer, and the date of the license, the number of users, and the corresponding module(s). Thereafter, no later than January 15 of every year, the President of the Company shall provide a certification containing information as set forth in the preceding sentence, with respect to all then Existing Computron Customers.

            11.1.4. With respect to SMH Neopost, it is understood that Section
12.4 of its license agreement with the Company, dated July 10, 1997, provides that, in the event the Seller modifies its direct presence in France, the Seller will assume all of the obligations under the license agreement without any additional charge. Therefore, the Seller will enter into a maintenance agreement with SMH Neopost, without any liability of the Seller to the Company.

            11.1.5. Notwithstanding anything to the contrary in this Agreement, the provisions of this Section 11.1. state the sole and exclusive rights of the Company with respect to the Computron products subsequent to the Closing.

12.   Indemnification Obligations of the Seller

      12.1. Undertaking of the Seller to Indemnify the Purchaser

            Subject to the provisions and limitations of Sections 12.2 and 12.3 hereof, the Seller undertakes to indemnify the Purchaser for any direct and definitive prejudice actually incurred and paid for by the Company or suffered by the Purchaser resulting from any material breach of warranty

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or misrepresentation by the Seller under this Agreement, it being understood that such prejudice shall not include any indirect, consequential or punitive damages incurred by the Company or the Purchaser.

      12.2. Limitations to the Seller's Indemnity Obligation

            12.2.1. All claims must be notified to the Seller on or before twelve (12) months after the Closing Date, except that (i) any claim relating to a breach of the representation concerning tax or social security matters set forth in Section 5.21 hereof may be notified to the Seller until 30 days after the expiration of the applicable statute of limitations; and (ii) claims relating to a breach of the representation concerning the net assets of the Company as of September 30, 1999 set forth in Section 5.6.3 hereof, or concerning Year 2000 matters set forth in Section 5.17 hereof, must be notified to the Seller on or before six (6) months after the Closing Date. Any claim by the Purchaser for indemnification that has not been so notified to the Seller shall cease to be indemnifiable pursuant to Section 12.1 above.

            12.2.2. Notwithstanding anything to the contrary in Section 12.1, the Seller shall not indemnify the Purchaser for any loss or prejudice incurred with respect to any severance obligations owed to any employees of the Company.

            12.2.3. Notwithstanding anything to the contrary in Section 12.1, the Seller shall not indemnify the Purchaser for any loss or prejudice incurred with respect to Year 2000 compliance matters unless the Company maintains, for a period of at least six (6) months after the Closing Date, an appropriate Year 2000 development and support organization which shall include at least three technicians and which shall be substantially equivalent in terms of capabilities to the Company's organization as is in place immediately prior to the Closing Date.

            12.2.4. No claim for indemnity pursuant to this Agreement may be brought by the Purchaser unless and until the total amount of the Purchaser's claims against the Seller shall exceed

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FF 4,700,000, it being understood that the Seller's indemnification obligation shall then apply only to the amounts in excess of FF 4,700,000.

            12.2.5. The Seller's aggregate liability for indemnity under this Agreement shall not exceed FF 300,000.

      12.3. Procedure for Indemnity Claims by the Purchaser

            12.3.1. Any indemnity claim that is made by the Purchaser against the Seller under this Agreement (a "Claim") must indicate the amount of the requested indemnification, as well as its method of calculation, and must be accompanied by appropriate proof of such Claim.

            12.3.2. The Seller may contest the validity or the extent of the Purchaser's Claim. To do so, the Seller must notify the Purchaser of the Seller's objection within twenty-one (21) days of receipt of the Purchaser's Claim. Such an objection made by the Seller must set forth the reasons therefor. In the event the parties are unable to reach amicable agreement within thirty
(30) days of the Purchaser's receipt of the Seller's notice of objection, the Purchaser may bring legal action against the Seller to enforce its Claim.

            12.3.3. In the event of (i) an actual or possible claim by a third party against the Company, or (ii) an audit or legal proceedings by the tax or social security authorities, in each case relating to activities which took place prior to the Closing Date and which might give rise to a Claim (a "Third Party Claim"), the Purchaser shall notify the Seller within fifteen (15) days of the Company obtaining knowledge of the Third Party Claim. If the Purchaser fails to notify the Seller of such Third Party Claim, the Seller shall not be obligated to indemnify the Purchaser with respect to such Third Party Claim. The Seller shall notify the Purchaser as soon as practicable whether the Seller desires to defend the Company against such Third Party Claim.

            12.3.4. If the Seller notifies the Purchaser that the Seller desires to defend the Company with respect to the Third Party Claim pursuant to this
Section 12.3, then the Seller will
have the right to retain counsel or other experts of its choice, reasonably acceptable to the Purchaser, to represent the Company in connection with such Third Party Claim, and shall pay the fees and disbursements of such counsel and experts with regard thereto. The Seller will have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that, if requested by the Seller, the Purchaser shall cooperate with the Seller and its counsel and experts in contesting any such Third Party Claim. The Purchaser shall refrain from taking any action likely to jeopardize or interfere with the defense of such Third Party Claim.

            12.3.5. Neither the Purchaser nor the Company may accept any liability or sign or accept an agreement or a settlement in respect of a Third Party Claim without first having obtained the prior written consent of the Seller. In the event that the Seller's consent has been denied, and the Purchaser or the Company nevertheless accepts liability or signs or accepts an agreement or settlement, the Seller shall not be liable under this Agreement for the prejudice related to a Third Party Claim.

            12.3.6. If the Seller considers that a settlement of any Third Party Claim is of a nature to minimize the indemnity amount due to the Purchaser, and if the Purchaser refuses to approve the terms of the settlement, the Seller's liability in respect of that Third Party Claim shall be determined as if the settlement that the Seller proposed had been concluded, provided that the Seller can prove that the third party, or the tax or social security authorities, as the case may be, had agreed to the terms of the proposed settlement.

            12.3.7. The Purchaser may not obtain an indemnity from the Seller for any amount recoverable from a third party related to the same facts giving rise to a Claim. In particular, the Seller's liability under this Agreement may not be claimed if the impact of an event giving rise to a Claim has been repaired or offset, or if it can be repaired or offset, without any significant cost or obligation of the Purchaser or the Company, by any third party or by any other means. In all cases of a Claim, if the Company is insured against the loss or damages giving rise to the Claim or would have been insured against the loss or damages giving rise to the Claim if the Company had maintained the insurance policies which were in force on the Closing Date, the loss or damages giving rise to the Claim shall not give rise to indemnification. In every case in which the Company may obtain damages from third parties for a loss or damages giving rise to a Claim, the Purchaser undertakes - on its own behalf and on behalf of the Company - to take all reasonable action in order to obtain indemnification from said third parties prior to any action against the Seller.

            12.3.8. The prejudice shall be calculated on a net tax basis, by taking into account any tax deductions, tax savings or increases in the Company's loss carry forward arising from the events giving rise to the prejudice. It is specified that the Seller may not be held liable to indemnify the Purchaser with respect to a Claim related to the taxation of the Company so long as the Claim only causes a simple transfer of profits, revenue or expense from one fiscal year to another or relates to value added tax and is not a definitive expense. For purposes of determining a possible indemnity amount, the accounting rules and principles which were used by the Company to prepare the 1999 Interim Accounts shall be applied. No other accounting rules nor any principles which might be used by the Company after the Closing shall be used for the purposes of such determination.

            12.3.9. For each Claim made by the Purchaser, the corresponding indemnity amount shall be paid by the Seller, subject to the strict compliance with the procedure set out in this Section 12.3, promptly after the relevant damage becomes certain or, in the case of a Third Party Claim, promptly after such debt becomes due and owing pursuant to a final, non-appealable and binding decision of a competent court, arbitral tribunal or administrative authority (unless a settlement has been reached with the third party with the prior written consent of the Seller, in which case the indemnity amount shall be paid by the Seller immediately prior to the time payment must be effected under the settlement).

            12.3.10. The Purchaser agrees to take and to cause the Company to take all necessary measures to mitigate the damages suffered as a result of an event or occurrence giving rise to indemnification by the Seller under this Agreement.

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13.   Miscellaneous

      13.1. No assignment

            No party may transfer any of its rights or obligations under this Agreement to any person or entity.

      13.2. Notices

            13.2.1. Any notice or other communication given or made pursuant to this Agreement shall be in writing.

            13.2.2. Any such notice or other communication shall be addressed as provided in Section 13.2.3 below and, if so addressed, shall be deemed to have been duly given or made as follows:

                   (A) if sent by personal delivery, upon delivery at the address of the relevant party;

                   (B) if sent overseas, by a reputable overnight courier, on the date of delivery, the receipt of delivery attesting thereto; and

                   (C) if sent by facsimile, when dispatched but only if the transmission report indicates that the facsimile was properly transmitted and a copy of the facsimile is sent by registered mail immediately following the facsimile transmission, provided that, if, in accordance with the above provisions, any such notice or other communication is given or made outside working hours in the time zone of the recipient, such notice or other communication shall be deemed to be given or made at the start of the recipient's working hours on the next Business Day.

            13.2.3. For the purposes of this Agreement, the relevant addressee, address and facsimile number of each party, subject to Section 13.2.4, are as follows:

                   (A) any notice or communication to the Seller shall be deemed to be duly given or made if addressed to Computron Software, Inc., 301 Route 17 North, Rutherford, New Jersey 07070, United States; fax number: (1-201) 939-6955 Attention: General Counsel.

                   (B) any notice or communication to the Purchaser shall be deemed to be duly given or made if addressed to Adonix, 4, avenue Laurent Cely, 92606 Asnieres, France; fax number: (33-1) 41.11.70.99 Attention: Emile Hamou.

            13.2.4. The Seller and the Purchaser may notify the other of a change to their respective name, address or facsimile number for the purposes of
Section 13.2.3, provided that such notification shall only be effective on:

                   (A) the date specified in the notification as the date on which the change is to take place; or

                   (B) if no date is specified or the date specified is less than five Business Days after the date on which notice is given, the date that is five Business Days after notice of any such change has been given.

      13.3. Confidentiality

            Except to the extent required by law or stock exchange requirements applicable to the Purchaser, the Seller or the Company, no announcement concerning the terms of, or any matters contemplated by, this Agreement, or any matter ancillary to it, may be made by or on behalf of one party to this Agreement except with the prior written consent of the other party hereto.

                                       27

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      13.4. Entire Agreement; Binding Effect; Modification

            This Agreement, together with the Non-Disclosure Agreement between the Purchaser and the Company, dated October 4, 1999 (the "Non-Disclosure Agreement"), and the Letter Agreement, contains the entire agreement among the parties with respect to the subject matter contained herein and therein, and shall inure to the benefit of and be binding upon the parties hereto, and their respective successors. This Agreement may not be modified, altered or changed in any manner except by an agreement in writing, signed by the Purchaser and the Seller, which makes express reference to this Agreement and is stated to be an amendment hereof. This Agreement, the Non-Disclosure Agreement and the Letter Agreement supersede all prior agreements among the parties hereto with respect to the subject matter herein and therein contained.

      13.5. Severability

            If any provision of this Agreement is held for any reason to be unenforceable, invalid or illegal, it shall not impair the validity, legality or enforceability of the remainder of this Agreement.

      13.6. Governing Law and Jurisdiction

            This Agreement shall be governed by the laws of France. All disputes shall be subject to the exclusive jurisdiction of the Commercial Court of Paris.

      13.7. Costs

            Each party shall bear all costs (including legal fees) which it shall incur in connection with the negotiation and preparation of this Agreement and all transactions contemplated by this Agreement.

                                       28

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      IN WITNESS WHEREOF, the parties hereto have signed this Agreement in
Paris, in four (4) originals, including one for registration purposes, on the day and year first above written.






COMPUTRON SOFTWARE, INC.                  ADONIX


By:     /s/ MICHAEL R. JORGENSEN          By:   /s/ EMILE HAMOU
        -------------------------               ------------------
Name:   Michael R. Jorgensen              Name: Emile Hamou
Title:  Executive Vice President,         Title:President
        Chief Financial Officer




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